Exhibit 99.71

For Immediate Release	November 3, 2020

The Valens Company Awarded Wholesale Licences to Sell and Supply
Cannabis-Derived Medical Products in Australia

Kelowna, B.C., November 3, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced that the Victoria State Government in Australia has granted its wholly-owned subsidiary, Valens Australia Pty Ltd. (“Valens Australia”), the wholesale licences required to sell and supply Schedule 4 and Schedule 8 cannabis-derived products under its own title in accordance with the Drugs, Poisons and Controlled Substance Act 1981, further expanding the Company’s capabilities in Australia.

With the wholesale licences, Valens Australia is permitted to provide premium derivative products containing Cannabidiol (CBD) and/or Tetrahydrocannabinol (THC) directly to the medicinal cannabis market in Australia. The two wholesale licences remain active for one year after which they are eligible for renewal. The Company will continue to seek to leverage its strategic partnership with Cannvalate Pty Ltd. (“Cannvalate”) and Cannvalate’s comprehensive medical network to distribute products and secure white label, bulk and extraction agreements throughout Australia, while simultaneously working to establish on-the-ground operations for Valens Australia.

“This exciting milestone allows us to accelerate our Australian expansion plans and continue to strengthen our reputation in Australia as a trusted supplier of derivative products for the medicinal cannabis market,” said Tyler Robson, Chief Executive Officer of The Valens Company. “Through our partner Cannvalate, we have demonstrated the Valens advantage to Australia’s largest network of prescribing and dispensing medical professionals in the second largest medicinal market outside of North America. With the ability to directly sell and supply customers and partners in Australia with in-demand derivative product formats, we are well-positioned to continue our build-out of Valens Australia, which we seek to establish as one of the largest cannabinoid-based product manufacturers serving Asian- Pacific cannabis markets.”

Valens Australia is working to fulfill demand in Australia for premium, pharmaceutical grade derivative products, from balanced blends (10:10 and 25:25) to high potency THC (20:1) and CBD oil for medical use (1:10 and 1:110), in addition to its patented SōRSE by Valens emulsion technology which may be seamlessly integrated into various product formats. For more information, please visit the Valens Australia website.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please  visit  http://thevalenscompany.com.  The  Valens  Company's  investor  deck  can  be  found  specifically  at http://thevalenscompany.com/investors/.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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